Exhibit 4.22
AMENDMENT NO. 1 TO RIGHTS AGREEMENT
     This Amendment No. 1 to Rights Agreement (this “Amendment”), dated as of October 28, 2010, is made between United Western Bancorp, Inc., a Colorado corporation (formerly known as Matrix Bancorp, Inc.) (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as successor rights agent to Computershare Trust Company, as Rights Agent (the “Rights Agent”).
Recitals
     A. The Company and the Rights Agent entered into a Rights Agreement dated as of November 4, 2002 (the “Rights Agreement”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meaning ascribed to such terms in the Rights Agreement.
     B. The Company and Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P., Lovell Minnick Equity Partners III LP, Lovell Minnick Equity Partners III-A LP, Legent Group, LLC and Henry C. Duques (collectively, the “Investors”), are entering into an Investment Agreement, dated as of October 28, 2010 (the “Investment Agreement”), with respect to the purchase of certain Securities (as defined in the Investment Agreement) of the Company by the Investors.
     C. The Company’s board of directors has approved and declared advisable the sale of the Securities to the Investors, the Investment Agreement, and the transactions contemplated by the Investment Agreement, and has declared that it is in the best interests of its shareholders that the Company enter into the Investment Agreement and consummate the transactions contemplated by the Investment Agreement on the terms and subject to the conditions set forth in the Investment Agreement.
     D. The Company’s board of directors has determined that it is in the best interests of the Company and its shareholders to amend the Final Expiration Date of the Rights Agreement in light of the transactions contemplated by the Investment Agreement.
     E. Pursuant to Section 27 of the Rights Agreement, for so long as the Rights are redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, amend any provision of the Rights Agreement in any respect without the approval of any holders of the Rights.
     F. The Company’s board of directors has approved this Amendment and has directed the Rights Agent to join in this Amendment.
Agreement
     NOW, THEREFORE, for and in consideration of the premises and the mutual agreements set forth in this Amendment, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
     1. Amendment to Section 7(a). Clause (i) of Section 7(a) of the Rights Agreement is hereby amended by replacing the term “the Close of Business on November 5, 2012” with “3:00 p.m. Mountain Daylight Time on October 28, 2010.“
     2. Effectiveness. Except as expressly amended by this Amendment, the Rights Agreement shall remain in full force and effect, and all references to the Rights Agreement from and after such time shall be deemed to be references to the Rights Agreement as amended hereby.

     3. Certificate. The Company hereby certifies that this amendment is in compliance with the terms of Section 27 of the Rights Agreement and the Rights Agent deems the certification requirement set forth therein to be satisfied.
     4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the state of Colorado and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.
     5. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
     6. Severability. The parties intend that this Amendment be enforced and interpreted as written. If, however, any term, provision, covenant, or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.
     7. Descriptive Headings. Descriptive headings of the several sections, subsections, and provisions of this Amendment are inserted for convenience of reference only and shall not control or affect the meaning, interpretation, or construction of any of the terms or provisions hereof.
     8. Exhibits. The definition of “Final Expiration Date” set forth in Exhibits B and C to the Rights Agreement is hereby amended in a manner consistent with this Amendment.
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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

Attest:	UNITED WESTERN BANCORP, INC.

By: /s/ Linda A. Selub Name: Linda A. Selub	By: /s/ Michael J. McCloskey Name: Michael J. McCloskey
Title: Secretary	Title: Executive Vice President and Chief Operating Officer

Attest:	COMPUTERSHARE TRUST COMPANY, N.A.

By: /s/ Theresa Henshaw Name: Theresa Henshaw	By: /s/ Kellie Gwinn Name: Kellie Gwinn
Title: Manager Client Services	Title: Vice President

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